

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 16, 2020

Michael Shleifer
Chief Executive Officer
Biotech Acquisition Co
545 West 25th Street, 20th Floor
New York, NY 10001

> **Re: Biotech Acquisition Co.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 21, 2020**
> **File No. 377-03575**

Dear Mr. Shleifer:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted September 21, 2020

Prospectus Cover Page, page i

1. Please revise your prospectus cover page to include a brief description of the units and underlying components registered in the offering and the over-allotment option pursuant to Item 501(b)(2) of Regulation S-K.

Risk Factors
The requirement that we complete our initial business combination within the prescribed time frame may give potential target businesses...., page 26

2. We note the disclosure at page 28 that you are required to complete your initial business combination within 24 months from the closing of this offering. However, disclosure in

this risk factor also suggests that you will be required to complete an initial business combination within 18 months. Also clarify the disclosures at pages 44 and 104 regarding the time period you are required to enter into a business combination.

Use of Proceeds, page 57

3.   We note that the sum of your offering expenses (other than underwriting commissions) equals $731,000 rather than the $750,000 presented. Please revise as appropriate.

Dilution, page 62

4.   Please present dilution and the calculation of the numerator and denominator for pro forma net tangible book value assuming the underwriters' overallotment is exercised.

Capitalization, page 64

5.   The "Actual" column presented as of September 8, 2020 does not agree to your financial statements. Revise accordingly.

Financial Statements
Notes to Financial Statements
Note 5 - Related Party Transaction
Promissory Note - Related Party, page F-12

6.   You state here that no amounts were outstanding as of September 8, 2020 under the $300,000 Promissory Note issued by your Sponsor. However, in numerous places in your document, including Use of Proceeds, Capitalization, and Management's Discussion and Analysis of Financial Condition and Results of Operations, you state that as of September 8, 2020 you had borrowed $37,500 under the Promissory Note. Revise as appropriate to correct this discrepancy.

        You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or, in her absence, Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation

cc: Lawrence A. Rosenbloom, Esq.